
03054412

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43068 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Enterprise Equities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle, Suite 810
(No. and Street)

| **Columbia** | **Maryland** | **21044** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**F. Barton Harvey III** **410-964-0552**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name - if individual, state last, first, middle name)

| **1750 Tysons Blvd** | **Mc Lean** | **Virginia** | **22102** |
|---|---|---|---|
| *(Address)* | *(City)* | *(State)* | *(Zip Code)* |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equity, Inc. (the "Company") (a wholly owned subsidiary of The Enterprise Social Investment Corporation) for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

January 17, 2003

# ENTERPRISE EQUITIES, INC.

## BALANCE SHEETS
## DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 204,813 | $ 167,674 |
| Prepaid expenses and deposits | 10,402 | 9,627 |
| TOTAL ASSETS | $215,215 | $177,301 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 884 | $ |
| Deferred revenue | | 2,500 |
| Due to The Enterprise Social Investment Corporation (Note 2) | 43,023 | 8,600 |
| Total liabilities | 43,907 | 11,100 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, par value $1 per share—authorized, issued and outstanding, 1,000 shares | 1,000 | 1,000 |
| Additional paid-in capital | 49,000 | 49,000 |
| Retained earnings | 121,308 | 116,201 |
| Total stockholder's equity | 171,308 | 166,201 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $215,215 | $177,301 |

See notes to financial statements.

## ENTERPRISE EQUITIES, INC.

### NOTES TO FINANCIAL STATEMENTS
### YEARS ENDED DECEMBER 31, 2002 AND 2001

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

***Organization and Business***—Enterprise Equities, Inc. (the "Company") is incorporated in the State of Delaware and is a wholly owned subsidiary of The Enterprise Social Investment Corporation ("ESIC"). The Enterprise Foundation, a nonprofit publicly supported charitable foundation, is the sole shareholder of ESIC.

The Company was established as a captive broker-dealer of ESIC for the purpose of selling direct participation equity interests in real estate limited partnerships. The Company is a member of the National Association of Securities Dealers, Inc.

***Basis of Accounting***—The Company's financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Financial Responsibility Agreement***—The Company has entered into a non-written agreement with ESIC under which ESIC has agreed to pay all overhead expenses of the Company. The Company has no obligation to reimburse ESIC for payments made on behalf of the Company. However, the Company may repay such amounts at its discretion, provided that repayment will not result in the Company's net capital falling below 120% of the minimum requirement under the uniform net capital rule of the Securities and Exchange Commission.

***Consulting Fees***—Consulting fees are recorded at the time such fees are earned. Amounts received in advance are recorded as deferred revenue on the balance sheet.

***Cash Equivalents***—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### 2. INCOME TAXES

The Company has a non-written tax-sharing agreement with ESIC. Pursuant to the non-written agreement, the Company is included in the consolidated Federal income tax return filed by ESIC and subsidiaries and pays or receives an amount approximately equal to the Federal income tax expense or benefit the Company would have recognized had it filed a separate Federal income tax return. The amount due to ESIC at December 31, 2002 and 2001, includes amounts due under the tax-sharing agreement. No deferred tax balances have been recorded since the Company has no temporary differences for Federal or state income tax purposes.

The tax expense for the year ended December 31, 2002 and 2001, varied from the amount computed by multiplying the income before income taxes by the Federal income tax rate of 34%, primarily due to minimum franchise taxes for various state jurisdictions.

## 3. NET CAPITAL REQUIREMENT

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital" as those terms are defined in the rule, or its net capital falls below required amounts. The Company may declare dividends or acquire certain nonliquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Computations of the Company's net capital and ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2002 and 2001, are as follows:

| | 2002 | 2001 |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ 884 | $ - |
| Deferred revenue | | 2,500 |
| Due to ESIC | 43,023 | 8,600 |
| Total aggregate indebtedness | $ 43,907 | $ 11,100 |
| Net capital: | | |
| Credit items: | | |
| Common stock | $ 1,000 | $ 1,000 |
| Additional paid-in capital | 49,000 | 49,000 |
| Retained earnings | 121,308 | 116,201 |
| | 171,308 | 166,201 |
| Debit items: | | |
| Prepaid expenses and deposits | 10,402 | 9,627 |
| Net capital | $ 160,906 | $ 156,574 |
| Ratio of aggregate indebtedness to net capital | 0.273 | 0.071 |

There are no differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS filing) as of December 31, 2002.

## 4. SCHEDULES

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to the financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

## 5. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with ESIC that expires December 31, 2002, under which the Company provides advice to ESIC with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Fees in the amount of $30,000 were recognized in both years ended December 31, 2002 and 2001.

The Company has a consulting service agreement with ESIC that expires December 31, 2002, under which ESIC provides the Company with syndication support services needed to perform its obligations under the contract with the Indiana Capital Fund for Housing. These services included the evaluation, structuring, and closing of real estate transactions. Fees totaling $40,000 were incurred during 2002.

## 6. THIRD PARTY CONSULTING AGREEMENT

The Company has a consulting agreement with Indiana Capital Fund for Housing ("ICFH") that expires December 31, 2002, under which the Company provided broker-dealer services, which included assisting ICFH in closing transactions using the Company's broker-dealer license, interacting with qualified investors and assisting in marketing, distributing offering documents, fund models, and project lists. Fees totaling $50,000 were recognized during 2002 for this service.

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